                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A-1
                                 (RULE 13d-101)

                                (AMENDMENT NO. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                        ENTEX INFORMATION SERVICES, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   293818-100
                                 (CUSIP Number)

                                KENNETH R. MEYERS
                               SIEMENS CORPORATION
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 258-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:

                                  JOHN A. HEALY
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166

                                 APRIL 18, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) SIEMENS AKTIENGESELLSCHAFT

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)[ ]
                                                                         (b)[x]
    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
             WC

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                           [  ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             FEDERAL REPUBLIC OF GERMANY

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   30,729,136
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH
                            8.    SHARED VOTING POWER
                                  0

                            9.    SOLE DISPOSITIVE POWER
                                  30,729,136

                           10.    SHARED DISPOSITIVE POWER
                                  0


    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             30,729,136

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [  ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             93.6%

    14.      TYPE OF REPORTING PERSON
             CO

    1.       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             ENTEX IT SERVICES, INC. (AS SUCCESSOR TO EMILIA ACQUISITION CORP.)

    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)[ ]
                                                                          (b)[X]

    3.       SEC USE ONLY


    4.       SOURCE OF FUNDS
             AF

    5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)                                           [  ]

    6.       CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

                            7.    SOLE VOTING POWER
       NUMBER OF
         SHARES                   30,729,136
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
      PERSON WITH

                            8.    SHARED VOTING POWER
                                  0

                            9.    SOLE DISPOSITIVE POWER
                                  30,729,136

                           10.    SHARED DISPOSITIVE POWER
                                  0

    11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             30,729,136

    12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         [  ]

    13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             93.6%

    14.      TYPE OF REPORTING PERSON
             CO

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D constitutes the final amendment to the statement on Schedule 13D filed with the Commission on March 23, 2000 (as amended, the "Schedule 13D"), by Siemens Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("Siemens AG") and Emilia Acquisition Corp., a corporation organized under the laws of the State of Delaware ("Acquisition") relating to shares of common stock, par value $.0001 per share (the "Common Stock"), of ENTEX Information Services, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, capitalized terms used but not defined herein have the meanings ascribed to them in the
Schedule 13D.

         The Schedule 13D is hereby amended and/or supplemented as provided below:

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         On April 18, 2000, Acquisition exercised its Call Option granted pursuant to the Stockholders Agreement. On April 21, 2000, pursuant to the Call Option and the Drag-Along Rights, Acquisition acquired 30,729,136 shares of Common Stock constituting approximately 93.6% of the outstanding shares of Common Stock.

         In accordance with the terms of the Merger Agreement, after Acquisition purchased the 30,729,136 shares of Common Stock, Acquisition merged with and into the Company on April 21, 2000, pursuant to the "short-form" merger procedure permitted under Delaware law and the surviving corporation in the merger was renamed "ENTEX IT Services, Inc." In connection with the Merger, each issued and outstanding share of Common Stock (other than those owned by Siemens AG, Siemens, Acquisition or any subsidiary of any of them, any shares of Common Stock held in treasury of the Company and shares of Common Stock with respect to which appraisal rights have been demanded and perfected in accordance with Delaware law) were converted into and represent the right to receive the Purchase Price per share to be determined in accordance with the terms of the Merger Agreement.

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf of each of the reporting persons herein.

Dated May 15, 2000

                       SIEMENS AKTIENGESELLSCHAFT


                       By: /s/ Christian Kaliner
                           -------------------------
                           Name: Christian Kaliner
                           Title: Legal Counsel


                       By: /s/ Karl-Heinz Seibert
                           -------------------------
                           Name: Karl-Heinz Seibert
                           Title: Vice President


                       ENTEX IT SERVICES, INC.
                       (as successor to Emilia Acquisition Corp.)


                       By: /s/ Kenneth R. Meyers
                           -------------------------
                           Name: Kenneth R. Meyers
                           Title: Secretary